Filed pursuant to Rule 433

Registration Statement No. 333-129243

December 22, 2005

Relating to Preliminary Pricing Supplement No. 9

dated November 21, 2005

GLOBAL MEDIUM-TERM NOTES, SERIES F

Senior Fixed Rate Notes

Pricing Sheet – December 22, 2005

8% Targeted Income Strategic Total Return Securities

due January 15, 2012

Exchangeable for an Amount of Cash Based on the

CBOE S&P 500 BUYWRITE INDEX

Offering Price	:	$10 per Security

Aggregate Principal Amount	:	$15,000,000

Interim Payment Rate	:	8% per annum

Interim Payment Dates	:	Monthly, beginning February 15, 2006

Exchange Periods	:	First 10 calendar days of January, April,
July and October, beginning in April 2006

Trade Date	:	December 22, 2005

Settlement Date	:	December 28, 2005

Listing	:	American Stock Exchange

Ticker Symbol	:	BWN

CUSIP	:	61748A643

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.12 per Security

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“S&P” is a trademark of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. “CBOE” is a trademark of the Chicago Board Options Exchange, Incorporated. These marks have been licensed for use by Morgan Stanley & Co. Incorporated.